

Mail Stop 3561

February 4, 2011

<u>Via Fax & U.S. Mail</u>

Bradley C. Almond
Chief Financial Officer
Cambium Learning Group, Inc.
1800 Valley View Lane Suite 400
Dallas, TX 75234-8923

> **Re: Cambium Learning Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-34575**

Dear Mr. Almond:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(214) 424-6216